FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on November 11, 2013

Tel Aviv, November 11, 2013 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced the following with regard to BrainsGate Ltd. ("BrainsGate"):

Further to Elron's announcement on July 26, 2012 and to Part I of its quarterly report for the first quarter of 2013 issued on May 9, 2013, which included the update that BrainsGate estimates that it may complete the clinical trial it is conducting in the fourth quarter of 2013 or the first half of 2014, BrainsGate now estimates, considering the number of patients enrolled to date, that it will complete patient enrollment for the trial in the first half of 2014. To date, BrainsGate has enrolled approximately 365 patients at 67 medical centers in the United States, Europe and Asia.

BrainsGate's above estimates are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on BrainsGate's estimations of its potential rate of patient recruitment and information existing in BrainsGate on the date of this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are developments in BrainsGate's field of operation, failure to obtain regulatory approvals to continue development, failure to meet goals, failure to recruit the large number of candidates necessary to complete the trial, trial results, results of the interim analysis, inability to realize technologies, modifications in technologies, modifications in business plan, goals and/or strategy, or if any risk associated with the course of the trial and its results occurs.

BrainsGate is approximately 30% held by Elron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  November 12, 2013